

December 29, 2011

<u>Via Facsimile</u>
Ms. Robin Gantt
Chief Financial Officer
Northwest Pipe Company
5721 SE Columbia Way, Suite 200
Vancouver, WA 98661

    RE: Northwest Pipe Company
               Form 8-K
               Filed December 22, 2011
               File No. 0-27140

Dear Ms. Gantt:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments. Please respond to this letter within five business days by addressing the comments, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

1. Please file amended Forms 10-Q for the periods ending March 31, 2011, and June 30, 2011, with the revised interim financial statements, as well as revisions to MD&A and other affected disclosure.

2. Please ensure your 2011 Form 10-K also includes restatement information for all quarters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief